Compensation Recoupment Policy of

Freedom Holding Corp.
Dated October 2, 2023

ARTICLE A.
Purpose and General Terms
Section A-1. Purpose.

Freedom Holding Corp. (the “Company”) has adopted this Compensation Recoupment Policy (this “Policy”) to:
aimplement a mandatory clawback policy in the event of a Restatement in compliance with the applicable rules of Nasdaq, which is set forth in Article B of this Policy; and
bimplement a discretionary clawback policy to recoup certain compensation in circumstances involving misconduct, as determined advisable in the discretion of the Committee, which is set forth in Article C of this Policy.
Any capitalized terms used but not immediately defined in this Policy have the meanings set forth in Section A-7, Section B-1 or Section C-1, as applicable.
Section A-2. Administration.

This Policy shall be administered in the sole discretion of the Committee. The Committee shall have the discretion to interpret the Policy and make all determinations with respect to this Policy, consistent with applicable law and this Policy. Without limiting the foregoing:
aArticle B of this Policy shall be interpreted in a manner that is consistent with the requirements of the Applicable Rules, and compliance with this Policy shall not be waived by the Committee, the Board or the Company in any respect; and
bArticle C of this Policy shall be interpreted in the Committee’s sole discretion; provided that the Board may assume any or all powers and authority of the Committee with respect to administration of Article C, in which case references to the Committee shall be deemed to include the Board, as applicable.
Any interpretations and determinations made by the Committee shall be final and binding on all affected individuals.
Section A-3. Effective Date; Term.

This Policy is effective as of October 2, 2023 (the “Effective Date”). Article B of this Policy applies to Incentive-Based Compensation that is Received by any Executive Officer on or after the Effective Date as described in Section B-3 below.
Section A-4. Amendment.

The Board may amend this Policy from time to time in its discretion, subject to any limitations under applicable law or listing standards, including, in the case of Article B, the Applicable Rules.
Section A-5. No Substitution of Rights; Non-Exhaustive Rights.

Any right of recoupment under this Policy is in addition to, and not in lieu of, (a) any other remedies or rights that may be available to the Company pursuant to the Company’s 2019 Equity Incentive Plan or any successor plan thereto, any other incentive plan of the Company or any of its subsidiaries, and the terms of any recoupment policy or provision in any employment agreement, compensation agreement or arrangement, or other agreement; and (b) any other legal remedies available to the Company under applicable law.
In addition to recovery of compensation as provided for in this Policy, the Company may take any and all other actions as it deems necessary, appropriate and in the Company’s best interest, including termination of the employment of, or initiating legal action against, an Executive Officer or Covered Person (as applicable), and nothing in this Policy limits the Company’s rights to take any such appropriate actions.

Section A-6. Governing Law. This Policy and all determinations made and actions taken pursuant hereto, to the extent not otherwise governed by mandatory provisions of the Applicable Rules, shall be governed by and construed in accordance with the laws of the State of Nevada without regard to choice of law principles. If any provision of this Policy shall be held illegal or invalid for any reason, such illegality or invalidity shall not affect the remaining parts of this Policy, but this Policy shall be construed and enforced as if the illegal or invalid provision had never been included in this Policy.

Section A-7. Defined Terms.

The following capitalized terms used in this Policy have the following meanings:

a“Applicable Rules” means Section 10D of the Exchange Act and Rule 10D-1 promulgated thereunder and Listing Rule 5608 of the Listing Rules of The Nasdaq Stock Market.
b“Board” means the Board of Directors of the Company.
c“Clawback Compensation” means, for the purposes of Article B, Incentive-Based Compensation and, for the purposes of Article C, Covered Compensation, in each case as determined to be subject to repayment pursuant to this Policy.
d“Committee” means the Compensation Committee of the Board, or, in the absence of such committee, a majority of independent directors serving on the Board.
e“Exchange Act” means the Securities Exchange Act of 1934, as amended.
f“Nasdaq” means the Nasdaq Stock Market.
g“SEC” means the U.S. Securities and Exchange Commission.
h“Regulators” means, as applicable, the SEC and Nasdaq.

ARTICLE B.
Dodd-Frank Recoupment Policy for Executive Officers

Section B-1. Specific Defined Terms. For the purposes of this Article B, the following terms have the following meanings, which will be interpreted to comply with the Applicable Rules:

a“Executive Officer” means each officer of the Company who is identified as an executive officer for the purposes of 17 CFR § 229.401(b), which is defined as the Company’s president, principal financial officer, principal accounting officer (or if there is no such accounting officer, the controller), any vice president of the Company in charge of a principal business unit, division or function (such as sales, administration, or finance), any other officer who performs a policy-making function, or any other person who performs similar significant policy-making functions for the Company, as determined under 17 CFR §229.401(b).
b“Financial Reporting Measures” means (i) measures that are determined and presented in accordance with the accounting principles used in preparing the Company’s financial statements, and any measures that are derived wholly or in part from such measures, (ii) the Company’s stock price, and (iii) total shareholder return in respect of the Company. A “Financial Reporting Measure” need not be presented within the financial statements or included in a filing with the SEC.
c“Incentive-Based Compensation” means any compensation that is granted, earned, or vested, based wholly or in part upon the attainment of a Financial Reporting Measure. Incentive-Based Compensation does not include, among other forms of compensation, equity awards that vest exclusively upon completion of a specified employment period, without any performance condition, and bonus awards that are discretionary or based on subjective goals or goals unrelated to Financial Reporting Measures.
d“Received” – Incentive-Based Compensation is deemed “Received” for the purposes of this Policy in the Company’s fiscal period during which the Financial Reporting Measure applicable to the Incentive-Based Compensation award is attained, even if the payment or grant of the Incentive-Based Compensation occurs after the end of that period.
e“Recovery Period” means the three completed fiscal years immediately preceding the date on which the Company is required to prepare a Restatement, which date is the earlier of (i) the date the Board, a committee of the Board, or the officer or officers of the Company authorized to take such action if Board action is not required, concludes, or reasonably should have concluded, that the Company is required to prepare a Restatement or (ii) a date that a court, regulator or other legally authorized body directs the Company to prepare a Restatement.
f“Restatement” means that the Company is required to prepare an accounting restatement due to material noncompliance of the Company with any financial reporting requirement under the securities laws, including any required accounting restatement to correct an error in previously issued financial statements (i) that is material to the previously issued financial statements, or (ii) that would result in a material misstatement if the error were corrected in the current period or left uncorrected in the current period.

Section B-2. Recovery on a Restatement.

In the event that the Company is required to prepare a Restatement, the Company shall reasonably promptly recover from an Executive Officer the amount of any erroneously awarded

Incentive-Based Compensation that is Received by such Executive Officer during the Recovery Period. The amount of erroneously Received Incentive-Based Compensation will be the excess of the Incentive-Based Compensation Received by the Executive Officer (whether in cash or shares) based on the erroneous data in the original financial statements over the Incentive-Based Compensation (whether in cash or in shares) that would have been Received by the Executive Officer had such Incentive-Based Compensation been based on the restated results, without respect to any tax liabilities incurred or paid by the Executive Officer.
Recovery of any erroneously awarded compensation under this Policy is not dependent on fraud or misconduct by any Executive Officer in connection with a Restatement.
Without limiting the foregoing, for Incentive-Based Compensation based on the Company’s stock price or total shareholder return, where the amount of erroneously awarded compensation is not subject to mathematical recalculation directly from the information in the Restatement, (a) the amount shall be based on the Company’s reasonable estimate of the effect of the Restatement on the stock price or total shareholder return upon which the Incentive-Based Compensation was Received and (b) the Company shall maintain documentation of the determination of that reasonable estimate and provide such estimate to Nasdaq as required by the Applicable Rules.
In addition to the foregoing, in the event that an Executive Officer fails to repay or reimburse erroneously awarded compensation that is subject to recovery, the Committee may require an Executive Officer to reimburse the Company for any and all expenses reasonably incurred (including legal fees) by the Company in recovering erroneously awarded compensation under this Policy.

Section B-3. Covered Executive Officers and Covered Incentive-Based Compensation.

This Article B covers all persons who are Executive Officers at any time during the Recovery Period for which Incentive-Based Compensation is Received. Incentive-Based Compensation shall not be recovered under this Article B to the extent Received by any person before the date the person served as an Executive Officer. Subsequent changes in an Executive Officer’s employment status, including retirement or termination of employment, do not affect the Company’s right to recover Incentive-Based Compensation pursuant to this Article B.
Article B of this Policy shall apply to Incentive-Based Compensation that is Received by any Executive Officer on or after the Effective Date and that results from attainment of a Financial Reporting Measure based on or derived from financial information for any fiscal period ending on or after the Effective Date. For the avoidance of doubt, this will include Incentive-Based Compensation that may have been approved, awarded, or granted to an Executive Officer on or before the Effective Date if such Incentive-Based Compensation is Received after the Effective Date.

Section B-4. Methods of Recovery; Limited Exceptions.

The Committee shall determine, in its sole discretion, the method of recovering any Incentive-Based Compensation Received pursuant to this Article B, consistent with applicable law, which may include, without limitation, the methods of recovery described in Article D.

No recovery shall be required if any of the following conditions are met and the Committee determines that, on such basis, recovery would be impracticable:
athe direct expense paid to a third party to assist in enforcing this Article B would exceed the amount to be recovered; provided that prior to making a determination that it would be impracticable to recover any Incentive-Based Compensation based on the expense of enforcement, the Company shall (i) have made a reasonable attempt to recover the Incentive-Based Compensation, (ii) have documented such reasonable attempts to recover, and (iii) provide the documentation to Nasdaq;
brecovery would violate home country law where that law was adopted prior to November 28, 2022; provided that, prior to making a determination that it would be impracticable to recover any Incentive-Based Compensation based on a violation of home country law, the Company shall (i) have obtained an opinion of home country counsel, acceptable to Nasdaq, that recovery would result in such violation, and (ii) provide a copy of such opinion to Nasdaq; or
crecovery would likely cause an otherwise tax-qualified retirement plan, under which benefits are broadly available to employees, to fail to meet the requirements of Section 401(a)(13) or Section 411(a) of the Internal Revenue Code of 1986, as amended (the “Code”), and U.S. Treasury regulations promulgated thereunder.

Section B-5. Reporting; Disclosure; Monitoring.

The Company shall make all required disclosures and filings with the Regulators with respect to this Policy in accordance with the requirements of the Applicable Rules, and any other requirements applicable to the Company, including the disclosures required in connection with SEC filings.

ARTICLE C.
Discretionary Compensation Clawback Policy for Certain Acts of Misconduct

Section C-1. Specific Defined Terms. For the purposes of this Article C, the following terms have the following meanings:

a“Covered Compensation” means all (i) cash incentive compensation granted to a Covered Person, including, without limitation, any annual bonuses, retention bonuses, and other short- and long-term cash incentives, (ii) equity based compensation (regardless of whether paid in cash or shares and whether subject to time-based or performance-based vesting conditions), including without limitation, stock options, restricted stock, restricted stock units, performance share units, and (iii) any proceeds or earnings received in respect of (i) or (ii). For the avoidance of doubt, the foregoing includes any compensation that was previously paid, earned, vested, or deferred.
b“Covered Event” means the date on which the Committee makes the following determination:
ia Restatement has occurred and the Committee determines that a Covered Person engaged in misconduct that directly or indirectly resulted in the Restatement, or iithe Committee determines that a Covered Person has engaged in any of the following acts or failures to act: (A) the commission of, or plea of guilty or no contest to, a felony or a crime involving moral turpitude or the commission of any other act involving willful malfeasance or material fiduciary breach with respect to the Company or any of its affiliates, (B) conduct that results in or is reasonably likely to result in harm to the reputation or business of the Company or any of its affiliates; (C) gross negligence or willful misconduct with respect to the Company or any of its affiliates, or (D) a material violation of state or federal securities laws.

a.“Covered Period” means the fiscal year in which the Committee determines a Covered Event has occurred and the three completed fiscal years immediately preceding such fiscal year.
b.“Covered Person” means (i) each Executive Officer and (ii) such other executives of the Company and its subsidiaries or affiliates as may be determined by the Committee to be subject to this Article C.

Section C-2. Discretionary Recovery on a Covered Event.

If a Covered Event occurs with respect to a Covered Person, the Committee may determine whether, and the extent to which, the following forms of Covered Compensation should be recovered from such Covered Person: (a) Covered Compensation that is outstanding (whether vested or unvested) as of the date of the Committee’s Covered Event determination, and (b) Covered Compensation that is or was granted, Received (as defined for purposes of Article B), vested, settled or distributed (including, in the case of stock options or stock appreciation rights, compensation received upon exercise) during the Covered Period.

Section C-3. Coverage.

Subsequent changes in a Covered Person’s employment status or status as a service provider, including retirement or termination of employment, do not affect the Company’s rights to recover Covered Compensation pursuant to this Article C.

ARTICLE D.
Methods of Recovery

Section D-1. Subject to Section B-4, in the event that the Committee determines that this Policy should apply, to the extent permitted by applicable law, the Company shall, as determined by the Committee in its sole discretion, take any such actions as it deems necessary or appropriate to recover Clawback Compensation. The actions may include, without limitation (and as applicable):

aforfeit, reduce or cancel any Clawback Compensation (whether vested or unvested) that has not been distributed or otherwise settled;
bseek recovery of any Clawback Compensation that was previously paid to the Executive Officer or Covered Person (as applicable);
cseek recovery of any amounts realized on the vesting, exercise, settlement, sale, transfer, or other disposition of any equity-based Clawback Compensation;

drecoup any amount in respect of Clawback Compensation that was contributed or deferred to a plan that takes into account Clawback Compensation (excluding tax-qualified plans described in Section B-4(c), but including deferred compensation plans, supplemental executive retirement plans, and insurance plans to the extent otherwise permitted by applicable law, including Section 409A of the Code) and any earnings accrued on such Clawback Compensation;
eexcept as otherwise required by Article B, determine whether Clawback Compensation should be recouped on a pre-tax or after-tax basis;
foffset, withhold, eliminate or cause to be forfeited any amount that could be paid or awarded to the Executive Officer or Covered Person (as applicable) after the date of determination; and
gtake any other remedial and recovery action permitted by law, as determined by the Committee.
In addition, the Committee may authorize legal action for breach of fiduciary duty or other violation of law and take such other actions to enforce the obligations of the Executive Officer or Covered Person (as applicable) to the Company as the Committee deems appropriate.

Section D-2. Notice. Before the Company takes action to seek recovery of compensation pursuant to this Policy against an Executive Officer or Covered Person (as applicable), the Company shall take commercially reasonable steps to provide such individual with advance written notice of such clawback; provided that this notice requirement shall not in any way delay the reasonably prompt recovery of any erroneously awarded Incentive-Based Compensation pursuant to Article B.

Section D-3. No Indemnification. The Company shall not indemnify any current or former Executive Officer or Covered Person (as applicable) against the loss of erroneously awarded compensation, and shall not pay or reimburse any such person for premiums incurred or paid for any insurance policy to fund such person’s potential recovery obligations.

Appendix

Compensation Recoupment Policy Acknowledgement

I, the undersigned, acknowledge and agree that I have read and am fully bound by, and subject to, all of the terms and conditions of the Compensation Recoupment Policy (as it may be amended, restated, supplemented, or otherwise modified from time to time, the “Policy”) of Freedom Holding Corp. (the “Company”). I hereby agree to abide by all of the terms of the Policy both during and after my employment with the Company.

I further acknowledge and agree that any right of recoupment under the Policy is in addition to, and not in lieu of, any other remedies or rights of recoupment that may be available to the Company pursuant to the terms of any employment agreement, equity award agreement, equity incentive plan, cash incentive plan or similar agreement, plan, or policy and any other legal remedies available to the Company. In the event it is determined by the Company’s Board of Directors (the “Board”), the Compensation Committee of the Board (the “Committee”) or their designee that any amounts granted, awarded, earned, or paid to me must be forfeited or reimbursed to the Company, I will promptly take any action necessary to effectuate such forfeiture and/or reimbursement.

I further acknowledge and agree that the Committee and the Board have the authority to administer and amend the Policy, and I hereby agree to accept as binding, conclusive, and final all decisions or interpretations of the Committee and/or the Board regarding any questions or determinations that arise under the Policy.

By:
[Name]
[Title]

Date: